October 15, 2020

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: John Hodgin, Office of Energy & Transportation

Re:    BAYTEX ENERGY CORP.
Form 40-F for the Fiscal Year ended December 31, 2019
Filed March 10, 2020

SEC File No. 001-32754

Dear Sir/Madam,

This letter sets forth the responses of Baytex Energy Corp. (“Baytex”, the “Company,” or “we”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 25, 2020 (the “Comment Letter”).

We have repeated each comment from the Comment Letter and provided our response to each comment below.

1.We understand from your response to our prior comment letter that you will provide disclosures beginning with your next annual report on Form 40-F, consistent with the revisions outlined in your response letter. Please also incorporate the revisions that are necessary to address the concerns outlined in the remaining comment in this letter.

We confirm that in future filings, beginning with our Annual Report on Form 40-F for the year ended December 31, 2020, the Company will incorporate the revisions necessary to address the concerns outlined in the remaining comment in this letter.

2.We note that your response to prior comment five, regarding the reasons for significant changes in total proved reserves, indicates that the change attributed to improved recovery for fiscal 2018 was the result of infill drilling.

However, we believe that changes associated with infill drilling should be categorized as revisions of previous estimates, rather than improved recovery, based on the guidance in subparagraphs (a) and (b) of FASB ASC 932-235-50-5.
Under this guidance, improved recovery relates to the recovery of hydrocarbons, beyond primary recovery, obtained through secondary or tertiary recovery methods that generally supplement the natural reservoir recovery processes. Please revise the classifications within your reserves reconciliations and the associated narratives accordingly.

We have revised the Appendix I attached to our letter dated September 14, 2020 to reflect the categorization of changes associated with infill drilling as revisions of previous estimates, rather than improved recovery. The revised Appendix I is attached to this letter. In addition, we have provided revised explanations for the reasons for significant changes to the net quantities of total proved reserves for each line in the reserves reconciliation attached as Appendix I. They are as follows:

Revisions of Previous Estimates
In 2018, the company realized additional net proved reserves of 19,105 Mboe. This was primarily due to 13,003 Mboe of revisions from infill drilling comprised of: 10,341 Mboe in the Viking, 1,822 Mboe in the Eagle Ford and 840 Mboe in Peace River and Lloydminster. The remainder of the revisions were attributable to 4,042 Mboe due to well performance in our Canadian and Eagle Ford assets and 2,060 Mboe due to changes to the constant price forecast.

Purchase of minerals in place
In 2018, the Company acquired 60,452 Mboe of net proved reserves. 60,443 Mboe as the result of the Company’s strategic combination with Raging River Exploration Inc. and 9 Mboe as a result of minor property acquisitions in Canada.

Extensions and Discovery
In 2019, the Company added 35,763 Mboe of net proved reserves. 23,376 Mboe were added in Canada as a result of our 2019 drilling program and 12,387 Mboe were added in our Eagle Ford acreage due to improved well performance.

These classification changes also result in a change to the table showing our Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Net Proved Petroleum and Natural Gas Reserves for 2018. We have attached an updated table as Appendix II.

We would respectfully ask that you confirm our answers and proposed course of action is satisfactory so that we can proceed accordingly.

If you have any further questions, please do not hesitate to contact me at: (587) 952-3160.

Yours truly,
BAYTEX ENERGY CORP.

/s/ Rodney D. Gray

Rodney D. Gray
Executive Vice President and
Chief Financial Officer

APPENDIX I (Page 1 of 2)

	Canada				United States
	Crude Oil	NGL	Bitumen	Natural Gas	Crude Oil	NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2017	29,636	1,214	12,115	45,974	35,770	58,449	—	168,624
Revisions of previous estimates	17,133	(395)	(482)	853	5,625	(2,222)	—	(4,177)
Improved recovery	1,647	—	—	—	—	—	—	—
Purchases of minerals in place	56,837	241	—	20,246	—	—	—	—
Extensions and discoveries	2,149	567	—	2,357	—	—	—	—
Production	(11,113)	(404)	(198)	(14,452)	(4,234)	(3,523)	—	(13,312)
Sales of minerals in place	(1)	—	—	—	—	—	—	—
December 31, 2018	96,289	1,224	11,435	54,978	37,161	52,705	—	151,136
Revisions of previous estimates	(2,324)	694	429	13,188	91	(97)	—	11,900
Improved recovery	—	—	—	—	—	—	—	—
Purchases of minerals in place	1,209	1	—	85	—	—	—	—
Extensions and discoveries	18,990	1,321	—	18,392	4,158	5,426	—	16,813
Production	(14,995)	(436)	(727)	(16,372)	(3,725)	(4,359)	—	(14,485)
Sales of minerals in place	(2,289)	—	—	(83)	—	—	—	—
December 31, 2019	96,879	2,804	11,136	70,188	37,685	53,675	—	165,363

Net proved developed reserves
End of year 2017	20,207	583	7,376	29,141	14,156	19,822	—	67,150
End of year 2018	46,557	772	8,616	39,222	13,466	23,432	—	68,273
End of year 2019	47,577	1,179	9,286	44,537	16,119	23,906	—	71,748

Net proved undeveloped reserves
End of year 2017	9,429	631	4,739	16,833	21,614	38,627	—	101,474
End of year 2018	49,732	452	2,819	15,756	23,696	29,272	—	82,863
End of year 2019	49,302	1,625	1,850	25,651	21,566	29,769	—	93,615

APPENDIX I (Page 2 of 2)

	Total
	Crude Oil	NGL	Bitumen	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Net proved reserves
December 31, 2017	65,406	59,663	12,115	214,598	172,951
Revisions of previous estimates	22,758	(2,616)	(482)	(3,324)	19,105
Improved recovery	1,647	—	—	—	1,647
Purchases of minerals in place	56,837	241	—	20,246	60,452
Extensions and discoveries	2,149	567	—	2,357	3,109
Production	(15,347)	(3,926)	(198)	(27,764)	(24,098)
Sales of minerals in place	(1)	—	—	—	(1)
December 31, 2018	133,450	53,929	11,435	206,114	233,165
Revisions of previous estimates	(2,233)	597	429	25,088	2,974
Improved recovery	—	—	—	—	—
Purchases of minerals in place	1,209	1	—	85	1,224
Extensions and discoveries	23,148	6,748	—	35,205	35,763
Production	(18,720)	(4,795)	(727)	(30,857)	(29,385)
Sales of minerals in place	(2,289)	—	—	(83)	(2,303)
December 31, 2019	134,564	56,479	11,136	235,551	241,438

Net proved developed reserves
End of year 2017	34,363	20,405	7,376	96,291	78,192
End of year 2018	60,022	24,204	8,616	107,495	110,758
End of year 2019	63,696	25,085	9,286	116,285	117,447

Net proved undeveloped reserves
End of year 2017	31,043	39,259	4,739	118,307	94,759
End of year 2018	73,428	29,724	2,819	98,619	122,407
End of year 2019	70,869	31,395	1,850	119,266	123,991

APPENDIX II (Page 1 of 1)

As at December 31, 2018 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$355,205	$1,145,248	$1,500,453
Sales, net of production costs	$(255,967)	$(478,727)	$(734,694)
Net change in prices and production costs related to future production	$(33,000)	$498,009	$465,009
Changes in previously estimated production costs incurred during the period	$(773,071)	$104,733	$(668,338)
Development costs incurred during the period	$291,550	$193,604	$485,154
Extensions, discoveries and improved recovery, net of related costs	$53,963	$—	$53,963
Revisions of previous quantity estimates	$927,949	$31,639	$959,588
Sales of reserves in place	$(15,000)	$—	$(15,000)
Purchases of reserves in place	$865,223	$—	$865,223
Accretion of discount	$35,520	$116,576	$152,096
Net change in income taxes	$—	$(92,495)	$(92,495)
Balance, end of year	$1,452,372	$1,518,587	$2,970,959